Exhibit 99.1

news release

Encana Corporation and PrairieSky Royalty Announce $2.6 Billion Secondary Offering

Calgary, Alberta (September 8, 2014)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) and PrairieSky Royalty Ltd. (“PrairieSky”) (TSX:PSK) announced today that they have entered into an agreement with a syndicate of underwriters joint bookrun by TD Securities Inc., CIBC, BMO Capital Markets and RBC Capital Markets, pursuant to which the underwriters will purchase from Encana, on a bought deal basis, 70,200,000 common shares of PrairieSky (the “Shares”) at a price of $36.50 per Share (the “Issue Price”), for aggregate gross proceeds to Encana of approximately $2.6 billion (the “Offering”). The Offering is expected to close on or about September 26, 2014 and all proceeds of the Offering will be payable to Encana. Following closing of the Offering, Encana will no longer hold an interest in PrairieSky.

PrairieSky intends to file a preliminary short form prospectus (“Preliminary Prospectus”) on or before September 12, 2014 with the securities regulatory authorities of all provinces and territories in Canada in respect of the Offering. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals.

The Preliminary Prospectus will still be subject to completion or amendment. Copies of the Preliminary Prospectus will be available on SEDAR at http://www.sedar.com or from the underwriters named in the Preliminary Prospectus. This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale or any acceptance of an offer to buy these securities until a receipt for the final short form prospectus has been issued.

The securities of PrairieSky have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any Shares in the United States.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana and PrairieSky shareholders and potential investors with information, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expectations that applicable regulatory approvals will be obtained, the success of the Offering, expected timing of closing of the Offering and Encana’s ownership level in PrairieSky following closing of the Offering.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Encana’s or PrairieSky’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. There can be no assurance that the Offering will ultimately be completed, of any interest Encana would hold in PrairieSky following completion of the Offering or in the future, and other arrangements that would exist between Encana and PrairieSky. Completion of the Offering is subject to a number of risks and uncertainties, including without limitation, those relating to satisfaction of closing conditions and regulatory approvals. Although Encana and PrairieSky believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s and PrairieSky’s current expectations and projections made in light of, and generally consistent with, their historical experiences and perceptions of historical trends, all of which are subject to the risk factors identified elsewhere in this news release or in the Preliminary Prospectus including assumptions related to receipt of all required regulatory approvals and completion of the Offering.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana and PrairieSky undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

PrairieSky Royalty Ltd.

PrairieSky is a royalty-focused company, generating royalty revenues as petroleum and natural gas are produced from its properties. PrairieSky has a diverse portfolio of properties that have a long history of generating stable free cash flow and that represent one of the largest and most concentrated independently-owned fee simple mineral title positions in Canada. PrairieSky common shares trade on the Toronto Stock Exchange under the symbol PSK.

FOR FURTHER INFORMATION PLEASE CONTACT:

Encana Corporation Investor contact: Brian Dutton Director, Investor Relations (403) 645-2285	PrairieSky Royalty Ltd. Investor Relations (587) 293-4000

Encana Corporation Investor contact: Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252

Encana Corporation Media contact: Jay Averill Director, Media Relations (403) 645-4747

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